UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-26481
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FINANCIAL INSTITUTIONS, INC. 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
220 Liberty Street
Warsaw, New York, 14569

FINANCIAL INSTITUTIONS, INC.
401(k) PLAN
INDEX

PAGE

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	12

Signature	13

Exhibits

23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Plan Administrator of the
Financial Institutions, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of Financial Institutions, Inc. 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Financial Institutions, Inc. 401(k) Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Bonadio & Co., LLP
Pittsford, New York
June 24, 2010

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
Assets
Investments, at fair value:
Cash and cash equivalents	$794,981	$353,534
Mutual funds	16,859,445	12,349,025
Common/collective trust, primarily consisting of fully benefit-responsive investment contracts	4,325,991	3,844,822
Financial Institutions, Inc. common stock	649,490	561,429
Participant loans	722,037	609,986

Total investments	23,351,944	17,718,796

Receivables:
Participant contributions	51,080	61,535
Employer contributions	29,899	33,504
Other receivables	—	946

Total receivables	80,979	95,985

Net assets available for benefits, at fair value	23,432,923	17,814,781
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(20,395)	210,316

Net assets available for benefits	$23,412,528	$18,025,097

See accompanying notes to financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2009	2008
Additions
Net appreciation (depreciation) in fair value of investments	$3,781,697	$(5,462,646)
Interest income	47,839	44,036

Total investment income (loss), net	3,829,536	(5,418,610)

Contributions:
Participant	1,736,367	1,826,236
Employer	944,353	960,534
Transfers in from other plans	46,763	16,660

Total contributions	2,727,483	2,803,430

Total additions (reductions)	6,557,019	(2,615,180)

Deductions
Benefits paid to participants	1,114,292	2,976,893
Administrative expenses	55,296	33,099

Total deductions	1,169,588	3,009,992

Net increase (decrease)	5,387,431	(5,625,172)

Net assets available for benefits at beginning of year	18,025,097	23,650,269

Net assets available for benefits at end of year	$23,412,528	$18,025,097

See accompanying notes to financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
(1.) DESCRIPTION OF PLAN
The following description of the Financial Institutions, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan.
General
The Plan was originally established in 1986 and has since been amended. The Plan is a defined contribution plan covering all employees of Financial Institutions, Inc. (the “Company”) and its subsidiaries who have attained the age of 20-1/2.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Executive Management Committee of the Company. The Charles Schwab Trust Company (“Schwab”) serves as the Plan’s custodian and trustee. Milliman, Inc. is a party-in-interest of the Plan and serves as record keeper to maintain the individual accounts for each Plan participant.
Contributions
Eligible participants may contribute up to 100% of their pre-tax annual compensation, as defined by the Plan. Participants may also contribute rollovers from other qualified plans. Participants direct the investment of their contributions and any employer contributions into various investment options offered by the Plan. Additionally, they may use a portion of their account balance to buy the Company’s common stock, up to 25% of their total account balance.
All Plan participants who are older than 50 as of the beginning of the calendar year or who attain age 50 during the calendar year and are making the maximum allowable salary deferral contributions may make additional catch-up contributions.
Employees not opting out of participation in the Plan are treated as if they had elected to contribute 3% of their salary with automatic increases to 4% in the third year, 5% in the fourth year and 6% in the fifth and subsequent years.
For each participant, the Company makes contributions to the Plan equal to 100% of the participant’s contributions up to 3% of the participant’s compensation for the Plan year plus 50% of the participant’s contributions that exceed 3% but are less than 6% of the participant’s compensation. The Company may also make additional discretionary matching contributions, however no discretionary contribution was declared for the years ended December 31, 2009 and 2008.
Participant Accounts
Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses if the Company does not pay those expenses from its own assets. All amounts in participant accounts are participant directed.
Vesting
Participants are vested immediately in their contributions and the earnings thereon. Participants become fully vested in Company contributions after two years of continuous service.
Forfeited Accounts
When certain terminations of participation occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Such forfeitures are used to reduce future employer contributions. Forfeitures used to reduce employer contributions for the years ended December 31, 2009 were $17,573. Accumulated forfeitures available to reduce future employer contributions totaled $6,047 as of December 31, 2009. Forfeitures occurring during the year ended and accumulated at December 31, 2008 were not material.
Payment of Benefits
Participants may withdraw all or a portion of their vested balance upon termination of employment due to separation from service, retirement, disability, or death, or upon financial hardship as defined in the Internal Revenue Code (“IRC”). When a participant terminates employment, the participant may elect to receive benefits in a lump-sum distribution or a deferred annuity. If the participant’s vested account balance is $1,000 or less a lump-sum cash payment is made.
Withdrawal of an active employee’s before-tax contributions prior to a participant reaching age 59-1/2 may only be made on account of financial hardship as determined by the Trustee.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
(1.) DESCRIPTION OF PLAN (Continued)
Participant Loans
The minimum amount participants may borrow from the Plan is $1,000. Participants may borrow from their accounts up to $50,000 or 50% of their vested account balance. Loan terms must not exceed five years unless the loan is used for the purchase of a principal residence, in which case the repayment period may not exceed 15 years. The loans are secured by the participants’ accounts and bear interest at 2% above the prime rate (rates range from 5.25% to 10.25% for loans outstanding at December 31, 2009) at the time of the loan origination. Principal and interest are paid ratably through after-tax payroll deductions.
Administrative Expenses
A portion of the Plan’s administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are paid by the participants.
(2.) SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).
New Accounting Pronouncements
Fair Value Measurements. In April and September 2009, the Financial Accounting Standards Board (“FASB”) issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share and (iv) expanded the required disclosures about fair value measurements. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.
Subsequent Events. In May 2009 and February 2010, the FASB issued guidance which established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance established (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.
FASB Codification. In June 2009, the FASB issued new codification standards which represent the source of authoritative GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification supersedes all non-SEC accounting and reporting standards which existed prior to the codification. All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The new codification standards were effective for 2009.
Fair Value Disclosures. In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
(2.) SIGNIFICANT ACCOUNTING POLICIES (Continued)
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of net assets available for benefits and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Contributions
Contributions from participants and any related employer match are recognized on the accrual basis as participants earn salary deferrals. Additional discretionary employer matching contributions are recognized when declared by the Company.
Investments and Income Recognition
The Plan’s investments are stated at fair value as of the last trading date for the periods presented, with the exception of the Morley Stable Value Fund (a common/collective trust), which is stated at fair value with the related adjustment amount to contract value disclosed in the statements of net assets available for benefits at December 31, 2009 and 2008. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Investment management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation (depreciation) in fair value of investments.
Distributions
Distributions are recorded by the Plan when paid.
(3.) FAIR VALUE MEASUREMENTS
In accordance with GAAP, each of the Plan’s fair value measurements are categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:
Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
(3.) FAIR VALUE MEASUREMENTS (Continued)
The estimated fair value for cash and cash equivalents approximates carrying value. The following is a description of the valuation methodologies used for other assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Mutual funds. Valued at the net asset value (“NAV”) of shares held by the Plan at year end based on quoted prices in an active market. It is not probable that the mutual funds will be sold at amounts that differ materially from the NAV of shares held.
Common/collective Trust. The Plan offers participants the Union Bond & Trust Company Stable Value Fund, managed by Morley Capital Management, Inc. (the Morley Stable Value Fund), which invests primarily in benefit responsive investment contracts with insurance companies, banks, and other financial institutions. While investments are typically recorded at fair value, contract value is the relevant measurement attribute for the portion of the Plan’s assets that are invested in fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The trustee of the common/collective trust uses various valuation techniques to measure the fair value of the assets within the fund. The fair value of conventional investment contracts is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of year end. Individual assets of the synthetic investment contract are generally valued at representative quoted market prices. Short-term securities, if any, are stated at amortized cost, which approximates market value. Debt securities are valued on the basis of valuations furnished by a pricing service approved by the fund trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.
Financial Institutions, Inc. common stock. Valued at the closing price reported on the active market on which the individual securities are traded.
Participant loans: Valued at the outstanding principal balance, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Assets measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$794,981	$—	$—	$794,981
Mutual funds	16,859,445	—	—	16,859,445
Common/collective trust	—	4,325,991	—	4,325,991
Financial Institutions, Inc. common stock	649,490	—	—	649,490
Participant loans	—	—	722,037	722,037

Total investments measured at fair value	$18,303,916	$4,325,991	$722,037	$23,351,944

The table below sets forth a summary of changes in fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Participant
Loans

Balance as of January 1, 2009	$609,986
Issuances, repayments and settlements, net	112,051

Balance as of December 31, 2009	$722,037

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
(4.) INVESTMENTS
The following investments were greater then 5% of net assets available for benefits at fair value at December 31:

	2009	2008

Morley Stable Value Fund	$4,325,991	$3,844,822
Growth Fund of America	3,106,516	2,179,834
Fundamental Investors Fund	2,360,522	1,653,407
Oakmark Equity Income Fund	2,339,821	2,023,456
Pimco Total Return Administrative Fund	2,273,184	1,719,945
Columbia Acorn Fund	1,535,162	1,082,237
Mutual Global Discovery Fund	1,314,048	1,093,589
Europacific Growth Fund	1,353,914	*

*	represents less than 5% of Plan net assets at December 31, 2008.
Net appreciation (depreciation) in fair value of investments for the years ended December 31, 2009 and 2008 was as follows:

	2009	2008

Mutual funds	$3,491,520	$(5,526,522)
Common/collective trust	115,418	170,515
Financial Institutions, Inc. common stock	174,759	(106,639)

	$3,781,697	$(5,462,646)

(5.) RECONCILIATION TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500:

2009

Net assets available for benefits per the financial statements	$23,412,528
Contribution and other receivables	(80,979)
Adjustment for valuation of common/collective trust	(147,312)
Other	(146,485)

Net assets available for benefits per the Form 5500	$23,037,752

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Plan’s Form 5500:

2009

Net increase in net assets available for benefits per the financial statements	$5,387,431
Net change in contribution and other receivables	15,006
Net change in fair value adjustment of common/collective trust	(28,113)
Other	(140,399)

Net gain per the Form 5500	$5,233,925

The fair value adjustment represents the difference between contract value of the common/collective trust as included in the statement of changes in net assets available for benefits for the year ended December 31, 2009, and the fair value of the common/collective trust as reported in the Form 5500.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
(6.) PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be entitled to the entire amount of their account balances at the date of such termination.
(7.) TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated March 28, 2000, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 2009.
GAAP requires disclosure of tax benefits claimed or expected to be claimed on a tax return when there is a level of uncertainty as to whether the tax position might be overturned by a taxing authority. For tax-exempt entities, including pension plans, their tax-exempt status itself is deemed to be an uncertainty, since events could potentially occur to jeopardize their tax-exempt status. As of December 31, 2009, the Plan does not have a liability for unrecognized tax benefits. The Plan files informational tax returns in the U.S. federal jurisdiction. The Plan is no longer subject to federal income tax examinations by tax authorities for years before 2006.
(8.) RISKS AND UNCERTAINTIES
The Plan provides for various investment options in common stock, registered investment companies (mutual funds), a common/collective trust, and short-term investments. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
(9.) RELATED-PARTY TRANSACTIONS
Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2009, the Plan made purchases of approximately $556,000 and sales of approximately $412,000 of the Company’s common stock. Participant loans, totaling $722,037 and $609,986 at December 31, 2009 and 2008, respectively, are also considered party-in-interest transactions.
The Plan invests in the Schwab Retirement Advantage Money Fund, which is managed by The Charles Schwab Trust Company, custodian of the Plan. Transactions in such investments qualify as party-in-interest transactions.
(10.) SUBSEQUENT EVENTS
Subsequent events have been evaluated through June 24, 2010, which is the date the financial statements were available to be issued.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN
EIN 16-0816610, Plan # 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

		(c)
	(b)	Description of investment including	(e)
	Identity of issue, borrower, lessor, or	maturity date, rate of interest,	Current
(a)	similar party	collateral, par, or maturity value	value
	Cash and Cash Equivalents:
	Cash		$93,838
*	Schwab Retirement Advantage Money Fund		701,143

	Common/collective investment trust:
	Morley Stable Value Fund	187,110 shares	4,325,991

	Mutual Funds:
	Growth Fund of America	115,355 shares	3,106,516
	Fundamental Investors Fund	72,254 shares	2,360,522
	Oakmark Equity Income Fund	91,614 shares	2,339,821
	Pimco Total Return Administrative Fund	210,480 shares	2,273,184
	Columbia Acorn Fund	62,203 shares	1,535,162
	Europacific Growth Fund	35,932 shares	1,353,914
	Mutual Global Discovery Fund	48,614 shares	1,314,048
	Selected American Shares Fund	26,167 shares	975,502
	Vanguard 500 Index Signal Fund	7,479 shares	634,257
	Vanguard Mid Cap Index Signal Fund	19,157 shares	448,849
	Vanguard Small Cap Value Index Fund	23,039 shares	300,887
	Perkins Mid Cap Value Fund	10,949 shares	216,783

*	Financial Institutions, Inc. Company Stock	55,135 shares	649,490

*	Participant loans	5.25% — 10.25%, due through 2020	722,037

	Total investments		$23,351,944

*	Denotes party-in-interest
Column (d), cost, has been omitted, as all investments are participant directed.
See accompanying notes to financial statements.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN
Date: June 24, 2010	/s/ Karl F. Krebs
Karl F. Krebs
Executive Vice President and Chief Financial Officer